EXHIBIT 99.1

VIZSLA SILVER EXTENDS HIGH-GRADE MINERALIZATION AT LA LUISA AND DEFINES NEW EXPLORATION TARGET TO THE NORTH

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, May 30, 2023 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to report results from five new drillholes targeting the recently discovered "La Luisa" Vein located ~700 metres west of the Napoleon Area resource, at its 100%-owned flagship Panuco silver-gold project ("Panuco") in Mexico. The new drill results expand the high-grade footprint at La Luisa to 350 metres long by 450 metres down dip. Additionally, surface mapping and sampling has identified a near surface exploration target located ~600 metres along strike to the northwest.

Highlights

•	NP-23-362 returned 916 grams per tonne (g/t) silver equivalent (AgEq) over 3.05 metres true width (mTW) (372 g/t silver, 5.82 g/t gold, 2.15 % lead and 3.15 % zinc)
•	Including, 3,162 g/t AgEq over 0.59 mTW (1,418 g/t silver, 21.54 g/t gold, 5.35 % lead and 6.37 % zinc)
•	And 410 g/t AgEq over 3.20 mTW (93 g/t silver, 2.91 g/t gold, 1.37 % lead and 2.37 % zinc)
•	Including, 1,054 g/t AgEq over 0.76 mTW (283 g/t silver, 7.41 g/t gold, 5.05 % lead and 3.91 % zinc)
•	NP-23-373 returned 426 g/t AgEq over 4.30 mTW (69 g/t silver, 3.62 g/t gold, 0.60 % lead and 2.75 % zinc)
•	Including, 1,032 g/t AgEq over 0.77 mTW (210 g/t silver, 8.09 g/t gold, 1.21 % lead and 7.03 % zinc); and
•	NP-22-375 returned 734 g/t AgEq over 1.40 mTW (593 g/t silver, 0.78 g/t gold, 2.05 % lead and 1.91 % zinc)

"The high-grade zone at La Luisa continues to grow at depth, where new drilling has now extended mineralization by an additional 125 metres down dip," commented Michael Konnert, President and CEO. "We remain encouraged by the high gold to silver ratios, which may suggest the top of a more extensive mineralized system at depth. Additionally, rock samples taken approximately 600 metres to the north of current drilling have discovered a wide high-grade vein expression, representing the possible continuation of La Luisa. Given the zone's developing grade width profile and excellent exploration potential to the north, there are currently two drill rigs turning at La Luisa."

Figure 1: Plan map of recent drilling along the La Luisa vein. (CNW Group/Vizsla Silver Corp.)

Details of the La Luisa vein discovery

The Luisa Vein is located approximately 700 metres to the west of Napoleon in the southwest portion of the Panuco district. The structure has been mapped on surface for approximately 1,500 metres with an average strike of N30°W and dip of 70° - 80° to the northeast. La Luisa does not currently host any resources. To date, Vizsla Silver has reported 20 holes from La Luisa outlining a mineralized footprint approximately 350 metres long by 450 metres down dip with a weighted average grade of 577 g/t AgEq (246 g/t silver, 4.37 g/t gold, 0.33 % lead and 1.18 % zinc) and average width 1.85 mTW. The upper levels of the vein are hosted primarily by rhyolite tuffs (the upper part of the regional lower volcanic sequence) , whereas deeper vein-intercepts occur in the more favourable diorite host rock.

Initial shallow drilling at La Luisa returned significant gold concentrations with relatively low silver and base metals values. The higher gold to silver and base metals ratios observed are analogous to the previously reported shallow "gold rich" horizon at the southern end of Napoleon. Interpretations based on metal zonation and alteration at Napoleon suggest that the vein corridor has been tilted, with the southern extent being at the top of the mineralized horizon, near surface (see the Company's press releases dated December 16, 2021, and October 12, 2022, respectively). Deeper drilling at La Luisa, including holes NP-22-345 and NP-23-358 intercepted vein mineralization marked by higher silver concentrations, suggestive of shoot- or top-shoot elevation.

In addition to drilling, recent surface mapping and sampling along strike to the northwest at La Luisa has confirmed a wider vein expression with higher silver and gold concentrations at surface (up to 428 g/t Ag and 1.54 g/t). This discovery further supports the hypothesis that mineralization is tilted to the southeast in a similar fashion to Napoleon (Figure 2). Vizsla Silver plans to mobilize a drill rig to test this high-priority target in the near-term.

Vizsla Silver is currently exploring La Luisa with two drill rigs. Given the ongoing success of the local exploration model, the Company added a second rig to drill from the west side of the vein (Figure 3). This drilling from the west provided data to further refine our interpretations of previously reported vein intercepts for hole NP-22-345 (see the Company's press release dated March 20, 2023). The revised interpretation shows the high-grade intercept of 1,967 g/t AgEq over 2.45 mTW is a hanging-wall vein splay and not the main La Luisa vein. The estimated true widths ("TW") were recalculated for this hole considering the new interpretation.

Figure 2: Longitudinal section of the La Luisa Vein. (CNW Group/Vizsla Silver Corp.)

Figure 3: Cross section highlighting recent drill intercepts on La Luisa vein. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	Pb	Zn	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
NP-22-345*	511.65	515.70	4.05	2.45	1,286	9.76	0.90	2.35	1,967	HW 1
Includes	511.65	513.25	1.60	0.97	2,982	24.01	1.82	5.03	4,630
And	556.10	558.50	2.40	1.48	42	1.55	0.51	2.17	237	HW 2
And	586.40	590.50	4.10	1.30	42	4.05	0.24	2.93	426	La Luisa
And	597.55	600.30	2.75	1.00	65	2.21	0.09	2.59	306	FW 1
NP-23-362	549.70	551.00	1.30	0.80	50	0.41	0.48	2.05	163	HW 1
And	618.25	626.30	8.05	3.05	372	5.82	2.15	3.15	916	HW 2
Includes	619.55	621.10	1.55	0.59	1,418	21.54	5.35	6.37	3,162
And	634.15	639.80	5.65	3.20	93	2.91	1.37	2.37	410	La Luisa
Includes	635.10	636.45	1.35	0.76	283	7.41	5.05	3.91	1,054
NP-23-366	767.00	774.00	7.00	3.85	13	0.99	0.19	1.75	148	HW 1
And	665.65	666.30	0.65	0.38	35	0.51	0.08	0.40	83	La Luisa
And	637.45	637.90	0.45	0.40	62	1.57	0.05	4.47	327	FW 1
NP-23-373	744.45	745.80	1.35	0.80	10	1.31	0.08	0.41	114	HW 1
And	607.25	613.65	6.40	4.30	69	3.62	0.60	2.75	426	La Luisa
Includes	612.50	613.65	1.15	0.77	210	8.09	1.21	7.03	1,032
And	467.35	468.20	0.85	0.75	57	8.13	0.12	0.26	614	La Luisa
And	492.00	494.45	2.45	1.40	593	0.78	2.05	1.91	734	FW 1
Table 1: Downhole drill intersections from the holes completed along the La Luisa vein.

Note: AgEq = Ag g/t x Ag rec. + ((Au g/t x Au Rec x Au price/gram)+(Pb% x Pb rec. X Pb price/t) + (Zn% x Zn rec. X Zn price/t))/Ag price/gram. Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,424.4/t lead and $2,975.4/t zinc. Metallurgical recoveries assumed are 93% for silver, 90% for gold, 94% for lead and 94% for zinc. Metallurgical recoveries used in this release are from metallurgical test results of the Napoleon vein (see press release dated February 17, 2022). *Previously reported March 20, reinterpreted and re-reported.

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
NP-22-345*	403,026	2,586,786	450	234	-52.1	624.0
NP-23-362	403,022	2,586,784	450	220	-46.0	699.0
NP-23-366	402,386	2,586,315	413	50	-48.0	811.8
NP-23-373	402,387	2,586,315	412	63	-48.7	792.7
NP-23-375	403,146	2,586,454	451	245	-44.7	549.0
Table 2: La Luisa vein drillhole details. Coordinates in WGS84, Zone 13.

*Previously reported March 20, reinterpreted and re-reported.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 104.8 Moz AgEq and an in-situ inferred resource of 114.1 Moz AgEq. An updated NI 43-101 technical report titled "Technical Report on the Mineral Resource Estimate Update for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" was filed on SEDAR on March 10, 2023, with an effective date of January 19, 2023 was prepared by Allan Armitage, Ph. D., P. Geo., Ben Eggers, MAIG, P.Geo. and Yann Camus, P.Eng. of SGS Geological Services.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 250,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2023, Vizsla Silver has budgeted +90,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango Mexico for sample preparation and analysis. The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling designed to upgrade and expand the mineral resource.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of public health crises; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of public health crises; the economic and financial implications of public health crises to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; the ongoing military conflict in Ukraine; general economic facts; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis and other public disclosure documents. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 08:00e 30-MAY-23